UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    November 14, 2011

Financial Results

for the Six Months

ended September 30, 2011

-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

<Table of Contents>

Page

Financial Highlights for the Six Months ended September 30, 2011

(Notes)	1.	<Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)
	2.	<Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This material contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; our ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this material. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

(Sumitomo Mitsui Financial Group)

Financial Highlights for the Six Months ended September  30, 2011

1. Income Analysis

<SMBC Non-consolidated>

				(Millions of yen)
		Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010
			Change
Gross banking profit	1	819,515	(19,072)	838,587
Excluding gains (losses) on bonds	2	695,153	7,751	687,402
Gross domestic profit	3	551,200	(21,718)	572,918
Excluding gains (losses) on bonds	4	536,067	2,160	533,907
Net interest income	5	431,597	(1,351)	432,948
Trust fees	6	667	(358)	1,025
Net fees and commissions	7	95,149	(3,073)	98,222
Net trading income	8	2,845	2,194	651
Net other operating income	9	20,940	(19,130)	40,070
Gains (losses) on bonds	10	15,133	(23,877)	39,010
Gross international profit	11	268,314	2,646	265,668
Excluding gains (losses) on bonds	12	159,086	5,591	153,495
Net interest income	13	54,967	(326)	55,293
Net fees and commissions	14	53,727	12,269	41,458
Net trading income	15	88,035	(46,490)	134,525
Net other operating income	16	71,583	37,192	34,391
Gains (losses) on bonds	17	109,228	(2,945)	112,173
Expenses (excluding non-recurring losses)	18	(354,609)	(9,279)	(345,330)
Personnel expenses	19	(131,399)	(6,262)	(125,137)
Non-personnel expenses	20	(205,329)	(4,079)	(201,250)
Taxes	21	(17,880)	1,061	(18,941)
Banking profit (before provision for general reserve for possible loan losses)	22	464,906	(28,350)	493,256
Excluding gains (losses) on bonds	23	340,544	(1,528)	342,072
Provision for general reserve for possible loan losses	24	-	(4,872)	4,872
Banking profit	25	464,906	(33,223)	498,129
Gains (losses) on bonds	26	124,362	(26,822)	151,184
Non-recurring gains (losses)	27	(67,331)	37,845	(105,176)
Credit costs	28	(15,190)	33,572	(48,762)
Gains on reversal of reserve for possible loan losses	29	11,975	11,975	-
Recoveries of written-off claims	30	297	297	-
Gains (losses) on stocks	31	(46,105)	(27,809)	(18,296)
Gains on sale of stocks and other securities	32	12,460	7,822	4,638
Losses on sale of stocks and other securities	33	(1,083)	(133)	(950)
Losses on devaluation of stocks and other securities	34	(57,483)	(35,499)	(21,984)
Other non-recurring gains (losses)	35	(18,308)	19,809	(38,117)
Ordinary profit	36	397,574	4,622	392,952
Extraordinary gains (losses)	37	528	3,454	(2,926)
Gains (losses) on disposal of fixed assets	38	1,861	2,770	(909)
Losses on impairment of fixed assets	39	(1,332)	(56)	(1,276)
Recoveries of written-off claims	40	-	(554)	554
Income before income taxes	41	398,103	8,077	390,026
Income taxes-current	42	(15,209)	4,653	(19,862)
Income taxes-deferred	43	(92,311)	(73,348)	(18,963)
Net income	44	290,582	(60,617)	351,199

Total credit cost (24+28+29+30+40)	45	(2,917)	40,418	(43,335)
Provision for general reserve for possible loan losses	46	52,454	47,582	4,872
Write-off of loans	47	(11,910)	10,941	(22,851)
Provision for specific reserve for possible loan losses	48	(40,582)	(16,813)	(23,769)
Losses on sales of delinquent loans	49	(3,280)	(1,145)	(2,135)
Provision for loan loss reserve for specific overseas countries	50	103	108	(5)
Recoveries of written-off claims	51	297	(257)	554

(Notes)	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	“Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” which were included in “Extraordinary gains (losses)” are included in “Non-recurring gains (losses)” from the fiscal year beginning on or after April 1, 2011.

(Sumitomo Mitsui Financial Group)

<Consolidated>				(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2011	Change	Sep. 30, 2010
Consolidated gross profit	1	1,321,888	5,128	1,316,760
Net interest income	2	658,702	(1,837)	660,539
Trust fees	3	695	(357)	1,052
Net fees and commissions	4	393,755	35,237	358,518
Net trading income	5	144,373	(44,280)	188,653
Net other operating income	6	124,361	16,366	107,995
General and administrative expenses	7	(693,775)	(38,145)	(655,630)
Credit costs	8	(43,356)	63,738	(107,094)
Write-off of loans	9	(39,046)	21,506	(60,552)
Provision for specific reserve for possible loan losses	10	-	39,819	(39,819)
Provision for general reserve for possible loan losses	11	-	2,545	(2,545)
Other credit costs	12	(4,309)	(134)	(4,175)
Gains on reversal of reserve for possible loan losses	13	14,118	14,118	-
Recoveries of written-off claims	14	1,247	1,247	-
Gains (losses) on stocks	15	(12,131)	10,451	(22,582)
Equity in earnings (losses) of affiliates	16	(40,647)	(42,274)	1,627
Other income (expenses)	17	(851)	(8,379)	7,528
Ordinary profit	18	546,493	5,884	540,609
Extraordinary gains (losses)	19	(1,114)	(8,692)	7,578
Losses on impairment of fixed assets	20	(1,560)	(146)	(1,414)
Recoveries of written-off claims	21	-	(1,307)	1,307
Income before income taxes and minority interests	22	545,378	(2,809)	548,187
Income taxes-current	23	(49,858)	(3,331)	(46,527)
Income taxes-deferred	24	(118,097)	(90,779)	(27,318)
Income before minority interests	25	377,422	(96,919)	474,341
Minority interests in net income	26	(63,664)	(6,816)	(56,848)
Net income	27	313,758	(103,735)	417,493

(Notes)	1.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading losses) + (Other operating income - Other operating expenses)
2.

“Gains on reversal of reserve for possible loan losses” and “Recoveries of written-off claims” which were included in “Extraordinary gains (losses)” are included in “Ordinary profit” from the fiscal year beginning on or after April 1, 2011.

Total credit cost (8+13+14+21)	28	(27,989)	77,798	(105,787)

(Reference)				(Billions of yen)
Consolidated net business profit	29	561.4	(39.2)	600.6

(Note)	Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio) - (Internal transactions (dividends, etc.))

(Number of consolidated subsidiaries and equity method affiliates)

		Sep. 30, 2011	Change	Mar. 31, 2011
Consolidated subsidiaries	30	337	10	327
Equity method affiliates	31	49	2	47

(Sumitomo Mitsui Financial Group)

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010
		Change
(1)Banking profit (before provision for general reserve for possible loan losses)	464,906	(28,350)	493,256
Per employee (thousands of yen)	19,921	(1,407)	21,328
(2)Banking profit	464,906	(33,223)	498,129
Per employee (thousands of yen)	19,921	(1,617)	21,538
(3)Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	340,544	(1,528)	342,072
Per employee (thousands of yen)	14,592	(199)	14,791

Overhead ratio	43.3	2.1	41.2

(Notes)	1.	Employees include executive officers (other than board members) and overseas local staff, and exclude temporary staff, employees temporarily transferred from other companies, and transferred staff to other companies.
	2.	Banking profit per employee is calculated on the basis of the average number of employees during the period.
	3.	Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

			Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010
	Three months ended Jun. 30, 2011	Three months ended Sep. 30, 2011		Change
Yield on interest earning assets (A)			1.17	(0.16)	1.33
Interest earned on loans and bills discounted (C)	1.59	1.56	1.57	(0.11)	1.68
Interest earned on securities			0.58	(0.14)	0.72
Total cost of funding (including expenses) (B)			0.89	(0.12)	1.01
Cost of interest bearing liabilities			0.12	(0.07)	0.19
Interest paid on deposits, etc. (D)	0.06	0.06	0.06	(0.04)	0.10
Interest paid on other liabilities			0.19	(0.10)	0.29
Expense ratio			0.77	(0.05)	0.82
Overall interest spread (A) - (B)			0.28	(0.04)	0.32
Interest spread (C) - (D)	1.53	1.50	1.51	(0.07)	1.58

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010
		Change
Gains (losses) on bonds	124,362	(26,822)	151,184
Gains on sales	130,819	(35,771)	166,590
Losses on sales	(2,286)	5,457	(7,743)
Gains on redemption	0	-	0
Losses on redemption	(4,170)	3,492	(7,662)
Losses on devaluation	-	-	-

Gains (losses) on stocks	(46,105)	(27,809)	(18,296)
Gains on sales	12,460	7,822	4,638
Losses on sales	(1,083)	(133)	(950)
Losses on devaluation	(57,483)	(35,499)	(21,984)

(Sumitomo Mitsui Financial Group)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net unrealized gains (losses) are recognized in the fiscal year’s earnings)
Held-to-maturity purpose		Amortized cost method
Other securities	With fair value	Fair value method (net unrealized gains (losses) are directly included in Net assets)
	Whose fair value is extremely difficult to determine	Cost method
Investments in subsidiaries and affiliates		Cost method

(Note)	1.	Securities in money held in trust are valued by the same method as above.
	2.	Among Net unrealized gains (losses) on other securities, the amount that is recognized in the fiscal year’s earnings by applying fair value hedge accounting is not included in Net assets.

(2) Unrealized gains (losses)

<SMBC Non-consolidated>						(Millions of yen)
	Sep. 30, 2011				Mar. 31, 2011
	Net unrealized gains (losses)				Net unrealized gains (losses)

	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	69,272	10,342	69,511	(238)	58,930	60,394	(1,463)
Stocks of subsidiaries and affiliates	(21,258)	6,690	502	(21,760)	(27,948)	521	(28,470)
Other securities	122,908	(182,713)	488,915	(366,007)	305,621	662,003	(356,382)
Stocks	54,484	(220,984)	352,115	(297,630)	275,468	468,639	(193,170)
Bonds	90,952	19,021	95,460	(4,508)	71,931	99,888	(27,956)
Others	(22,528)	19,250	41,339	(63,867)	(41,778)	93,476	(135,254)
Other money held in trust	(142)	(184)	-	(142)	42	42	-
Total	170,779	(165,867)	558,929	(388,149)	336,646	722,962	(386,315)
Stocks	46,868	(214,421)	352,617	(305,749)	261,289	469,161	(207,871)
Bonds	160,224	29,363	164,971	(4,747)	130,861	160,282	(29,420)
Others	(36,313)	19,192	41,339	(77,652)	(55,505)	93,518	(149,023)

(Notes)	1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in ‘Cash and due from banks’ and beneficiary claims on loan trust in ‘Monetary claims bought,’ etc.
	2.	Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include losses (gains) which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of September 30, 2011 and March 31, 2011, are 1,502 million yen of losses and 1,153 million yen of gains, respectively, in the statement of income.
	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

<Consolidated>						(Millions of yen)
	Sep. 30, 2011				Mar. 31, 2011
	Net unrealized gains (losses)				Net unrealized gains (losses)

	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	70,556	10,699	70,818	(262)	59,857	61,389	(1,531)
Other securities	151,614	(219,285)	544,748	(393,134)	370,899	720,864	(349,965)
Stocks	54,595	(257,361)	369,407	(314,811)	311,956	487,773	(175,817)
Bonds	97,930	21,160	104,051	(6,121)	76,770	108,640	(31,870)
Others	(911)	16,916	71,289	(72,200)	(17,827)	124,449	(142,277)
Other money held in trust	(142)	(184)	-	(142)	42	42	-
Total	222,028	(208,771)	615,567	(393,539)	430,799	782,295	(351,496)
Stocks	54,595	(257,361)	369,407	(314,811)	311,956	487,773	(175,817)
Bonds	168,490	31,851	174,864	(6,374)	136,639	170,021	(33,382)
Others	(1,057)	16,739	71,295	(72,352)	(17,796)	124,500	(142,297)

(Notes)	1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in ‘Cash and due from banks’ and beneficiary claims on loan trust in ‘Monetary claims bought,’ etc.
	2.	Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include losses (gains) which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of September 30, 2011 and March 31, 2011, are 1,502 million yen of losses and 1,153 million yen of gains, respectively, in the statement of income.
	4.	Floating-rate Japanese government bonds which SMFG held as Other securities are carried on the consolidated balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

(Sumitomo Mitsui Financial Group)

6. Balance of Securities, Classified by Maturity <SMBC Non-consolidated>

Balance of other securities with maturities and bonds classified as held-to-maturity, classified by maturity

(Billions of yen)

	Sep. 30, 2011					Mar. 31, 2011

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	5,736.1	18,358.0	3,610.1	70.0	27,774.2	11,847.0	12,718.8	3,737.5	71.6	28,374.9
Japanese government bonds	5,531.0	16,179.9	3,027.9	-	24,738.8	11,623.1	10,547.1	3,049.9	-	25,220.1
Japanese local government bonds	0.1	238.4	7.0	0.0	245.5	0.8	250.6	56.2	0.1	307.7
Japanese corporate bonds	205.0	1,939.7	575.2	70.0	2,789.9	223.1	1,921.1	631.4	71.5	2,847.1
Others	457.3	707.1	628.3	495.3	2,288.0	1,331.2	3,300.8	1,571.3	372.9	6,576.2
Total	6,193.4	19,065.1	4,238.4	565.3	30,062.2	13,178.2	16,019.6	5,308.8	444.5	34,951.1

7.	Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

    <SMBC Non-consolidated>

(Billions of yen)

	Sep. 30, 2011				Mar. 31, 2011
			Net assets (a) - (b)	Net deferred gains (losses)			Net assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)
Interest rate swaps	102.8	66.3	36.5	(32.4)	57.6	30.9	26.7	(17.6)
Currency swaps	498.3	4.7	493.6	9.6	352.3	13.9	338.4	6.0
Others	4.2	0.5	3.7	170.9	2.1	1.6	0.5	126.7
Total	605.3	71.5	533.8	148.1	412.0	46.4	365.6	115.1

(Notes)	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Sep. 30, 2011				Mar. 31, 2011

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	4,320.7	15,192.0	5,270.1	24,782.8	4,960.9	14,496.3	4,676.4	24,133.6
Receivable floating rate /payable fixed rate	861.8	5,317.2	4,988.6	11,167.6	613.2	5,360.0	6,047.3	12,020.5
Receivable floating rate /payable floating rate	-	28.2	-	28.2	0.5	29.4	-	29.9

Total contract amount	5,182.5	20,537.4	10,258.7	35,978.6	5,574.6	19,885.7	10,723.7	36,184.0

(Sumitomo Mitsui Financial Group)

8. Employee Retirement Benefits

(1) Projected benefit obligation

<SMBC Non-consolidated>				(Millions of yen)
		Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010
			Change
Projected benefit obligation*	(A)	846,199	8,299	837,900
<Discount rate>		<2.5%>	< - >	<2.5%>
Fair value of plan assets*	(B)	797,139	(36,754)	833,893
Reserve for employee retirement benefits*	(C)	-	-	-
Prepaid pension cost*	(D)	198,321	(583)	198,904
Unrecognized prior service cost (deductible from the obligation)*	(E)	(9,489)	5,173	(14,662)
Unrecognized net actuarial gain (loss)*	(A-B-C+D-E)	256,871	39,297	217,574
*As of the beginning of the period

(Reference) <Consolidated>				(Millions of yen)
		Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010
			Change
Projected benefit obligation*	(A)	976,271	38,110	938,161
Fair value of plan assets*	(B)	883,255	(8,111)	891,366
Reserve for employee retirement benefits*	(C)	44,604	2,913	41,691
Prepaid pension cost*	(D)	207,997	2,066	205,931
Unrecognized prior service cost (deductible from the obligation)*	(E)	(10,365)	4,869	(15,234)
Unrecognized net actuarial gain (loss)*	(A-B-C+D-E)	266,775	40,507	226,268
* As of the beginning of the period

(2) Pension expenses

<SMBC Non-consolidated>			(Millions of yen)
		Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010
			Change
Pension expenses		23,013	(2,636)	25,649
Service cost		8,863	260	8,603
Interest cost on projected benefit obligation		10,577	104	10,473
Expected returns on plan assets		(12,528)	245	(12,773)
Amortization of unrecognized prior service cost		(2,475)	121	(2,596)
Amortization of unrecognized net actuarial gain (loss)		18,291	(3,305)	21,596
Others		285	(61)	346

(Reference) <Consolidated>				(Millions of yen)
		Six months ended Sep. 30, 2011		Six months ended Sep. 30, 2010
			Change
Pension expenses		30,242	(2,813)	33,055

(Sumitomo Mitsui Financial Group)

9. BIS Capital Ratio

<Consolidated>			(Billions of yen, %)
	Sep. 30, 2011 (a)			Mar. 31, 2011	Sep. 30, 2010
	[Preliminary]	(a) - (b)	(a) - (c)	(b)	(c)
(1) Capital ratio	17.17	0.54	1.15	16.63	16.02
Tier I ratio	13.04	0.57	0.72	12.47	12.32
(2) Tier I	6,371.8	47.8	9.6	6,324.0	6,362.2
(3) Tier II	2,364.4	(172.6)	3.6	2,537.0	2,360.8
(4) Subtraction items	345.6	(82.5)	(105.5)	428.1	451.1
(5) Total capital (2) + (3) - (4)	8,390.6	(42.3)	118.7	8,432.9	8,271.9
(6) Risk-adjusted assets	48,860.6	(1,833.1)	(2,752.2)	50,693.7	51,612.8
(7) Required capital (6) X 8%	3,908.8	(146.7)	(220.2)	4,055.5	4,129.0

<SMBC consolidated>
Capital ratio (BIS Guidelines)	19.53	0.37	1.16	19.16	18.37

<SMBC Non-consolidated>
Capital ratio (BIS Guidelines)	21.46	0.01	0.93	21.45	20.53

10. ROE <Consolidated>
					(%)
	Six months ended Sep. 30, 2011 (a)			FY3/2011	Six months ended Sep. 30, 2010 (c)
		(a) - (b)	(a) - (c)	(b)
ROE (denominator: Total stockholders’ equity)	12.6	2.7	(4.7)	9.9	17.3

(Note)
ROE (denominator: Total stockholders’ equity)	=	(Net income) X (Number of days in a year (365 days)) / (Number of days in the term (183 days (365 days)))	X	100
{(Total stockholders’ equity at the beginning of the term) + (Total stockholders’ equity at the end of the term)} / 2

(Sumitomo Mitsui Financial Group)

11.	Balance of Problem Assets, Classified by Financial Reconstruction Law and Self-Assessment, and Write-Offs / Reserves <SMBC Non-consolidated>

(*1)	Includes amount of direct reduction totaling 415.4 billion yen.
(*2)	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards. (Bankrupt/Effectively Bankrupt Borrowers: 5.7 billion yen, Potentially Bankrupt Borrowers: 36.8 billion yen)
(*3)	Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
(*4)	Reserve ratios for claims on Normal Borrowers and Borrowers Requiring Caution (excluding claims to Substandard Borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in [ ].
(*5)	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

(Sumitomo Mitsui Financial Group)

12. Risk-Monitored Loans

<SMBC Non-consolidated>					(Millions of yen)
		Sep. 30, 2011 (a)			Mar. 31, 2011 (b)	Sep. 30, 2010 (c)
			(a) - (b)	(a) - (c)
Risk- monitored loans	Bankrupt loans	51,271	(14,531)	(30,857)	65,802	82,128
	Non-accrual loans	754,542	32,750	10,648	721,792	743,894
	Past due loans (3 months or more)	14,892	2,565	3,328	12,327	11,564
	Restructured loans	251,267	(39,415)	75,066	290,682	176,201
	Total	1,071,973	(18,632)	58,185	1,090,605	1,013,788

	Amount of direct reduction	358,564	(67,639)	(52,792)	426,203	411,356

Total loans (term-end balance)		57,048,890	1,811,277	(343,554)	55,237,613	57,392,444

						(%)
Ratio to total loans	Bankrupt loans	0.1	0.0	0.0	0.1	0.1
	Non-accrual loans	1.3	0.0	0.0	1.3	1.3
	Past due loans (3 months or more)	0.0	0.0	0.0	0.0	0.0
	Restructured loans	0.4	(0.1)	0.1	0.5	0.3
	Total	1.9	(0.1)	0.1	2.0	1.8

<Consolidated>		(Millions of yen)
		Sep. 30, 2011 (a)			Mar. 31, 2011 (b)	Sep. 30, 2010 (c)
			(a) - (b)	(a) - (c)
Risk- monitored loans	Bankrupt loans	70,455	(20,322)	(46,627)	90,777	117,082
	Non-accrual loans	1,069,805	37,977	(10,558)	1,031,828	1,080,363
	Past due loans (3 months or more)	26,287	849	(15,756)	25,438	42,043
	Restructured loans	464,272	(34,051)	133,756	498,323	330,516
	Total	1,630,821	(15,548)	60,817	1,646,369	1,570,004

	Amount of direct reduction	661,147	(74,491)	(67,387)	735,638	728,534

Total loans (term-end balance)		62,993,906	1,645,551	(538,765)	61,348,355	63,532,671

						(%)
Ratio to total loans	Bankrupt loans	0.1	0.0	(0.1)	0.1	0.2
	Non-accrual loans	1.7	0.0	0.0	1.7	1.7
	Past due loans (3 months or more)	0.0	0.0	(0.1)	0.0	0.1
	Restructured loans	0.7	(0.1)	0.2	0.8	0.5
	Total	2.6	(0.1)	0.1	2.7	2.5

-  9  -

(Sumitomo Mitsui Financial Group)

 13. Reserve for Possible Loan Losses

<SMBC Non-consolidated>				(Millions of yen)
	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	670,158	(41,364)	(76,906)	711,522	747,064
General reserve	426,005	(57,310)	(64,773)	483,315	490,778
Specific reserve	243,984	16,049	(12,112)	227,935	256,096
Loan loss reserve for specific overseas countries	168	(104)	(22)	272	190

Amount of direct reduction	415,414	(80,791)	(61,608)	496,205	477,022

<Consolidated>				(Millions of yen)
	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	1,010,845	(48,100)	(52,093)	1,058,945	1,062,938
General reserve	621,955	(74,199)	(78,000)	696,154	699,955
Specific reserve	388,346	26,209	25,952	362,137	362,394
Loan loss reserve for specific overseas countries	543	(110)	(45)	653	588

Amount of direct reduction	775,976	(91,890)	(82,666)	867,866	858,642

14. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated>					(%)
	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	75.9	(3.7)	(10.0)	79.6	85.9
After direct reduction	62.5	(2.7)	(11.2)	65.2	73.7

<Consolidated>					(%)
	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	78.0	(2.9)	(5.6)	80.9	83.6
After direct reduction	62.0	(2.3)	(5.7)	64.3	67.7
(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

(Sumitomo Mitsui Financial Group)

15. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>	(Millions of yen, %)

	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Bankrupt and quasi-bankrupt assets	126,276	(12,157)	(52,329)	138,433	178,605
Doubtful assets	718,476	33,650	42,199	684,826	676,277
Substandard loans	266,159	(36,851)	78,393	303,010	187,766
Total (A)	1,110,912	(15,357)	68,264	1,126,269	1,042,648
Normal assets	62,973,986	1,948,149	75,044	61,025,837	62,898,942
Total (B)	64,084,899	1,932,793	143,308	62,152,106	63,941,591
Problem asset ratio (A/B)	1.73	(0.08)	0.10	1.81	1.63

Amount of direct reduction	415,414	(80,791)	(61,608)	496,205	477,022

(Note) Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, temporary advance, and other credit-type assets.

(Millions of yen)

	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Total coverage (C)	1,001,786	15,272	75,714	986,514	926,072
Reserve for possible loan losses* (D)	331,783	1,257	22,313	330,526	309,470
Amount recoverable by guarantees, collateral and others (E)	670,002	14,014	53,400	655,988	616,602
(*) Sum of general reserve for substandard loans and specific reserve

					(%)
Coverage ratio (C) / (A)	90.18	2.59	1.36	87.59	88.82
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	120.64	(0.78)	(10.15)	121.42	130.79

					(%)
Reserve ratio to unsecured assets (D) / (A - E)	75.25	4.97	2.61	70.28	72.64
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	151.99	0.69	(23.36)	151.30	175.35

<Consolidated>	(Millions of yen, %)

	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Bankrupt and quasi-bankrupt assets	257,730	(23,881)	(95,597)	281,611	353,327
Doubtful assets	918,791	42,954	47,399	875,837	871,392
Substandard loans	499,964	(32,909)	116,905	532,873	383,059
Total (A)	1,676,486	(13,835)	68,708	1,690,321	1,607,778
Normal assets	69,525,628	1,656,874	(320,788)	67,868,754	69,846,416
Total (B)	71,202,114	1,643,039	(252,080)	69,559,075	71,454,194
Problem asset ratio (A/B)	2.35	(0.08)	0.10	2.43	2.25

(Millions of yen)

	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Total coverage (C)	1,430,024	(559)	55,870	1,430,583	1,374,154
Reserve for possible loan losses (D)	420,873	(14,784)	3,547	435,657	417,326
Amount recoverable due to guarantees, collateral and others (E)	1,009,151	14,225	52,323	994,926	956,828

(%)

Coverage ratio (C) / (A)	85.30	0.67	(0.17)	84.63	85.47
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	120.49	(1.02)	(5.13)	121.51	125.62

(%)

Reserve ratio to unsecured assets (D) / (A - E)	63.07	0.42	(1.04)	62.65	64.11
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	151.47	(0.81)	(11.82)	152.28	163.29

(Sumitomo Mitsui Financial Group)

16. Results of Off-Balancing of Problem Assets <SMBC Non-consolidated>

(Billions of yen)

	Mar. 31, 2011	Change in the six months ended Sep. 30, 2011			Sep. 30, 2011
			Problem assets newly classified during the six months ended Sep. 30, 2011	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	138.5	(12.2)	28.7	(40.9)	126.3
Doubtful assets	684.8	33.6	159.5	(125.9)	718.4

Total	823.3	21.4	188.2	(166.8)	844.7

Result of measures connected to off-balancing (*1)	120.1				104.9

Breakdown of off-balancing by factor (*2)	Disposition by borrowers’ liquidation			(13.3)
	Reconstructive disposition			(9.1)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(108.7)
	Direct write-offs			91.3
	Others			(127.0)
		Collection/repayment, etc.		(99.8)
		Improvement in debtors’ performance		(27.2)
	Total			(166.8)

(*1)	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
(*2)	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2.  “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

(Sumitomo Mitsui Financial Group)

17. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

						(Millions of yen, %)
	Sep. 30, 2011				Mar. 31, 2011		Sep. 30, 2010
	(a)	Ratio	(a) - (b)	(a) - (c)	(b)	Ratio	(c)	Ratio
Domestic offices (excluding offshore banking account)	48,888,655	100.0	1,037,589	(1,627,563)	47,851,066	100.0	50,516,218	100.0
Manufacturing	5,942,230	12.2	309,539	(114,267)	5,632,691	11.8	6,056,497	12.0
Agriculture, forestry, fisheries, and mining	120,251	0.2	(24,926)	2,853	145,177	0.3	117,398	0.2
Construction	759,821	1.6	(11,164)	(82,796)	770,985	1.6	842,617	1.7
Transportation, communications and public enterprises	3,668,987	7.5	56,591	620,729	3,612,396	7.5	3,048,258	6.0
Wholesale and retail	3,723,504	7.6	(90,776)	(179,201)	3,814,280	8.0	3,902,705	7.7
Finance and insurance	5,649,690	11.6	(285,029)	(109,393)	5,934,719	12.4	5,759,083	11.4
Real estate and goods rental and leasing	6,210,474	12.7	(172,889)	(342,441)	6,383,363	13.3	6,552,915	13.0
Various services	3,301,798	6.7	(134,641)	(317,747)	3,436,439	7.2	3,619,545	7.2
Municipalities	989,795	2.0	(115,956)	(51,935)	1,105,751	2.3	1,041,730	2.0
Others	18,522,102	37.9	1,506,841	(1,053,365)	17,015,261	35.6	19,575,467	38.8
Overseas offices and offshore banking accounts	8,160,235	100.0	773,688	1,284,010	7,386,547	100.0	6,876,225	100.0
Public sector	31,569	0.4	12,082	4,981	19,487	0.3	26,588	0.4
Financial institutions	602,956	7.4	47,194	95,067	555,762	7.5	507,889	7.4
Commerce and industry	6,942,166	85.1	695,470	1,092,183	6,246,696	84.6	5,849,983	85.1
Others	583,541	7.1	18,942	91,778	564,599	7.6	491,763	7.1
Total	57,048,890	-	1,811,277	(343,554)	55,237,613	-	57,392,444	-

Risk-Monitored Loans						(Millions of yen, %)
	Sep. 30, 2011				Mar. 31, 2011		Sep. 30, 2010
	(a)	Ratio	(a) - (b)	(a) - (c)	(b)	Ratio	(c)	Ratio
Domestic offices (excluding offshore banking account)	985,636	100.0	9,468	117,616	976,168	100.0	868,020	100.0
Manufacturing	85,913	8.7	(20,410)	(4,275)	106,323	10.9	90,188	10.4
Agriculture, forestry, fisheries, and mining	3,936	0.4	143	108	3,793	0.4	3,828	0.4
Construction	72,179	7.3	1,886	19,069	70,293	7.2	53,110	6.1
Transportation, communications and public enterprises	130,248	13.2	42,901	60,395	87,347	9.0	69,853	8.0
Wholesale and retail	127,409	12.9	9,060	28,120	118,349	12.1	99,289	11.5
Finance and insurance	12,822	1.3	2,878	(939)	9,944	1.0	13,761	1.6
Real estate and goods rental and leasing	292,133	29.7	(25,182)	(4,589)	317,315	32.5	296,722	34.2
Various services	166,215	16.9	(8,695)	6,712	174,910	17.9	159,503	18.4
Municipalities	-	-	-	-	-	-	-	-
Others	94,777	9.6	6,886	13,016	87,891	9.0	81,761	9.4
Overseas offices and offshore banking accounts	86,337	100.0	(28,099)	(59,431)	114,436	100.0	145,768	100.0
Public sector	-	-	-	-	-	-	-	-
Financial institutions	3,057	3.5	(2,368)	(5,457)	5,425	4.7	8,514	5.8
Commerce and industry	83,279	96.5	(25,731)	(53,974)	109,010	95.3	137,253	94.2
Others	-	-	-	-	-	-	-	-
Total	1,071,973	-	(18,632)	58,185	1,090,605	-	1,013,788	-

(Sumitomo Mitsui Financial Group)

(2) Problem assets based on the Financial Reconstruction Law classified by industry, and reserve ratio

	(Millions of yen, %)
	Sep. 30, 2011				Mar. 31, 2011	Sep. 30, 2010
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding offshore banking account)	1,011,263	77.5	11,552	119,358	999,711	891,905
Manufacturing	90,728	66.0	(20,686)	(2,402)	111,414	93,130
Agriculture, forestry, fisheries, and mining	3,954	59.1	(74)	69	4,028	3,885
Construction	75,055	78.8	705	19,610	74,350	55,445
Transportation, communications and public enterprises	130,836	73.6	42,964	60,781	87,872	70,055
Wholesale and retail	133,989	74.8	12,471	29,877	121,518	104,112
Finance and insurance	13,675	54.1	2,871	(951)	10,804	14,626
Real estate and goods rental and leasing	296,947	85.0	(23,941)	(6,214)	320,888	303,161
Various services	169,117	61.0	(9,560)	5,483	178,677	163,634
Municipalities	-	-	-	-	-	-
Others	96,958	100.0	6,802	13,105	90,156	83,853
Overseas offices and offshore banking accounts	99,648	65.4	(26,910)	(51,094)	126,558	150,742
Public sector	-	-	-	-	-	-
Financial institutions	3,517	97.5	(2,366)	(5,458)	5,883	8,975
Commerce and industry	96,131	64.4	(24,543)	(45,636)	120,674	141,767
Others	-	-	-	-	-	-
Total	1,110,912	75.3	(15,357)	68,264	1,126,269	1,042,648
(Notes)	1. Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
2. Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

	(Millions of yen)
	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Consumer loans	15,192,333	(176,951)	(168,352)	15,369,284	15,360,685
Housing loans	14,320,188	(170,580)	(152,593)	14,490,768	14,472,781
Residential purpose	11,076,194	(65,464)	25,940	11,141,658	11,050,254
Other consumer loans	872,144	(6,372)	(15,759)	878,516	887,903

(4) Loans to small- and medium-sized enterprises, etc.

	(Millions of yen, %)
	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Outstanding balance	32,963,434	(849,984)	(945,044)	33,813,418	33,908,478
Ratio to total loans	67.4	(3.3)	0.3	70.7	67.1
(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

(Sumitomo Mitsui Financial Group)

18. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

	(Millions of yen)
	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Loan balance	1,611	(707)	147	2,318	1,464
Number of countries	4	-	-	4	4

(2) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2011				Mar. 31, 2011		Sep. 30, 2010
	(a)	Ratio	(a) - (b)	(a) - (c)	(b)	Ratio	(c)	Ratio
Asia	2,682,977	28.6	363,696	543,164	2,319,281	26.7	2,139,813	26.5
Indonesia	102,752	1.1	15,337	3,285	87,415	1.0	99,467	1.2
Thailand	301,337	3.2	(9,576)	5,120	310,913	3.6	296,217	3.7
Korea	222,067	2.4	27,379	7,081	194,688	2.2	214,986	2.7
Hong Kong	753,303	8.0	126,918	231,358	626,385	7.2	521,945	6.5
China	135,986	1.5	44,848	51,043	91,138	1.1	84,943	1.0
Singapore	646,502	6.9	95,666	125,211	550,836	6.3	521,291	6.4
India	209,404	2.2	20,936	24,933	188,468	2.2	184,471	2.3
Others	311,622	3.3	42,188	95,133	269,434	3.1	216,489	2.7
Oceania	586,635	6.3	(24,581)	29,661	611,216	7.0	556,974	6.9
North America	2,702,603	28.8	214,437	379,897	2,488,166	28.6	2,322,706	28.8
Central and South America	1,320,748	14.1	107,642	239,475	1,213,106	13.9	1,081,273	13.4
Brazil	148,877	1.6	20,801	53,538	128,076	1.5	95,339	1.2
Panama	963,068	10.3	78,811	125,800	884,257	10.1	837,268	10.4
Others	208,802	2.2	8,030	60,137	200,772	2.3	148,665	1.8
Western Europe	1,194,338	12.7	15,267	99,510	1,179,071	13.6	1,094,828	13.6
Eastern Europe	289,209	3.1	20,541	(9,979)	268,668	3.1	299,188	3.7
Russia	251,464	2.7	28,346	2,527	223,118	2.6	248,937	3.1
Others	37,745	0.4	(7,805)	(12,506)	45,550	0.5	50,251	0.6
Others	594,820	6.4	(20,473)	28,948	615,293	7.1	565,872	7.1
Total	9,371,334	100.0	676,530	1,310,677	8,694,804	100.0	8,060,657	100.0
(Note) Classified by domicile of debtors.

(3) Problem assets based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Sep. 30, 2011				Mar. 31, 2011	Sep. 30, 2010
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Overseas offices and offshore banking accounts	99,648	65.4	(26,910)	(51,094)	126,558	150,742
Asia	20,320	53.1	12,796	13,272	7,524	7,048
Oceania	-	0.0	(1,537)	(10,114)	1,537	10,114
North America	30,887	83.9	(8,140)	(17,095)	39,027	47,982
Central and South America	451	100.0	(52)	451	503	-
Western Europe	19,365	60.2	5,870	2,929	13,495	16,436
Eastern Europe	814	63.1	(33,678)	(35,679)	34,492	36,493
Others	27,808	67.9	(2,169)	(4,858)	29,977	32,666

(Notes)	1.	Problem assets based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
		= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

(Sumitomo Mitsui Financial Group)

19. Balance of Deposits and Loans <SMBC Non-consolidated>

 (1) Balance of deposits and loans

(Millions of yen, %)

	Six months ended Sep. 30, 2011 (a)			FY3/2011		Six months ended Sep. 30, 2010 (c)
		(a) - (b)	(a) - (c)	(b)
Deposits (period-end balance)	72,935,720	(1,100,749)	2,678,191	74,036,469		70,257,529
Deposits (average balance)	72,417,605	2,954,638	3,610,260	69,462,967		68,807,345
Domestic units	64,313,334	2,634,521	3,179,068	61,678,813		61,134,266
Average yield	0.05	(0.03)	(0.04)	0.08		0.09
Loans (period-end balance)	57,048,890	1,811,277	(343,554)	55,237,613		57,392,444
Loans (average balance)	55,917,472	(317,575)	(354,240)	56,235,047		56,271,712
Domestic units	46,845,669	(691,332)	(1,014,115)	47,537,001		47,859,784
Average yield	1.57	(0.08)	(0.11)	1.65		1.68
(Note)		Deposits do not include “negotiable certificates of deposit.”

(2) Balance of deposits, classified by type of depositor
(Millions of yen)
	Sep. 30, 2011 (a)			Mar. 31, 2011 (b)		Sep. 30, 2010 (c)
		(a) - (b)	(a) - (c)
Domestic deposits	71,412,240	(1,636,757)	3,065,886	73,048,997		68,346,354
Individual	37,164,074	510,397	1,352,078	36,653,677		35,811,996
Corporate	34,248,166	(2,147,154)	1,713,808	36,395,320		32,534,358
(Note)		Figures are before adjustment on interoffice accounts in transit.
Excludes “negotiable certificates of deposit” and Japan offshore banking accounts.

(Reference)						(Billions of yen)
	Sep. 30, 2011 (a)			Mar. 31, 2011 (b)		Sep. 30, 2010 (c)
		(a) - (b)	(a) - (c)
Balance of investment trusts	2,605.1	(434.3)	(278.1)	3,039.4		2,883.2
Balance to individuals	2,314.2	(410.8)	(265.0)	2,725.0		2,579.2
(Note)		Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the term-end.

				(Billions of yen	)
	Six months ended Sep. 30, 2011 (a)		Six months ended Sep. 30, 2010 (b)	FY3/2011
		(a) - (b)
Sales of investment trusts to individuals	585.8	70.1	515.7	1,128.1

Sales of Pension-type insurance	94.8	(15.4)	110.2	192.1

(Sumitomo Mitsui Financial Group)

20. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

	(Billions of yen)
	Six months ended Sep. 30, 2011
Number of companies whose debts have been forgiven	-
Principal amount forgiven	-
(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities
		(Billions of yen)			(Billions of yen)
	Sep. 30, 2011	Mar. 31, 2011			Six months ended Sep. 30, 2011
Balance sheet amount	2,063.7	2,338.5		Amount sold	approx. (2.0)
Acquisition cost	2,009.2	2,063.0

21. Number of Directors and Employees <SMBC Non-consolidated>
	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Directors and auditors*1	26	1	-	25	26
Executive officers*2	61	1	1	60	60
Employees*3	23,121	597	160	22,524	22,961
(*1) Include those of SMFG.

(*2) Exclude board members.

(*3) Include overseas local staff but exclude executive officers, contract employees, and temporary staff. Number of employees is reported on the basis of full-time workers.

22. Number of Offices <SMBC Non-consolidated>
	Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2010
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Domestic branches*1	434	(1)	(2)	435	436
Domestic sub-branches and agents*2	162	(4)	(3)	166	165
Overseas branches	15	-	-	15	15
Overseas sub-branches	7	-	-	7	7
Overseas representative offices	12	1	-	11	12
(*1) Branches specialized in receiving money transfers, controlling ATMs in convenience stores, and international business operations are excluded.
(*2) Number of agents represents the number of SMBC’s bank agents.

(Reference)
Number of offices of SMBC Europe	5	1	1	4	4
Number of offices of SMBC (China)	12	1	2	11	10

(Sumitomo Mitsui Financial Group)

23. Deferred Tax Assets

(1) Deferred Tax Assets on the Balance Sheet

						(Billions of yen)	(Reference) Temporary differences
			Sep. 30, 2011			Mar. 31, 2011	Sep. 30, 2011
<SMBC Non-consolidated>				Change from Mar. 31, 2011	Change from Sep. 30, 2010
(a) Total deferred tax assets	(b-c)	1	428.7	(101.2)	(202.5)	529.9
(b) Subtotal of deferred tax assets		2	1,224.6	(91.5)	(182.4)	1,316.1	2,966.0
Reserve for possible loan losses		3	236.0	(16.0)	(13.6)	252.0	580.9
Write-off of loans		4	119.8	(27.2)	(22.5)	147.0	294.8
Taxable write-off of securities		5	568.8	14.0	28.3	554.8	1,399.8
Reserve for employee retirement benefits		6	57.0	(0.2)	0.6	57.2	140.4
Depreciation		7	5.5	(2.6)	(4.9)	8.1	13.6
Reserve for possible losses on investments		8	5.5	(0.1)	0.3	5.6	13.6
Net unrealized losses on other securities		9	68.3	23.0	6.2	45.3	168.2
Net deferred losses on hedges		10	10.0	4.1	10.0	5.9	24.6
Net operating loss carryforwards		11	77.0	(83.0)	(190.7)	160.0	141.4
Others		12	76.7	(3.5)	3.9	80.2	188.7
(c) Valuation allowance		13	795.9	9.7	20.1	786.2
(d) Total deferred tax liabilities		14	130.6	(22.4)	(64.8)	153.0	321.4
Gain on securities contributed to employee retirement benefits trust		15	41.4	-	(0.2)	41.4	101.8
Net unrealized gains on other securities		16	72.3	(16.7)	(48.6)	89.0	178.0
Net deferred gains on hedges		17	-	-	(12.4)	-	-
Others		18	16.9	(5.7)	(3.6)	22.6	41.6
Net deferred tax assets (Balance sheet amount)	(a-d)	19	298.1	(78.8)	(137.7)	376.9
Amount corresponding to the deferred tax assets shown in line 10	(*1)	20	10.0	4.1	22.4	5.9	24.6
Amount corresponding to the deferred tax liabilities shown in line 16	(*2)	21	(65.0)	9.6	39.9	(74.6)	(124.3)
Net deferred tax assets excluding the amount shown in line 20 and 21		22	353.1	(92.5)	(200.0)	445.6	867.2

Effective income tax rate		23	40.63%	-	-	40.63%

<Consolidated>
(e) Net deferred tax assets		24	533.8	(90.4)	(157.7)	624.2
(f) Tier I		25	6,371.8	47.8	9.6	6,324.0
Net deferred tax assets/Tier I	(e/f)	26	8.4%	(1.5)%	(2.5)%	9.9%

(*1)

Companies may consider net deferred losses on hedges to be collectable, in case they assess the collectability of deferred tax assets on the basis of their future taxable income as stipulated in examples (4) proviso of the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA.

(ASBJ Guidance No.8 “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet”)

(*2)

Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities.

(JICPA Auditing Committee Report No.70 “Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets”)

(Sumitomo Mitsui Financial Group)

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria	Practical Guideline, examples (4) proviso

(1)	SMBC has significant tax loss carryforwards resulting from taking the measures described below in order to quickly strengthen its financial base, and are accordingly judged to be attributable to extraordinary factors. As a result, with regard to temporary differences which are considered to be reversible, SMBC recognized deferred tax assets within the limits of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA (“Practical Guidelines”) (*1).
(a)	Disposal of Non-performing Loans

SMBC established internal standards for write-offs and provisions based on self-assessment in accordance with the “Prompt Corrective Action” adopted in FY3/1999 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996). SMBC has been aggressively disposing of non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the government’s “Program for Financial Revival” of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by the end of FY3/2005. As a result, SMBC achieved this target 6 months ahead of schedule, in the first half of FY3/2005.

In these processes, the amount of taxable disposals of non-performing loans(*2) increased and accumulated. Afterwards, despite of the increased amount of the taxable disposal due to the credit cost, the realized amount of taxable disposals also increased steadily.

(b)	Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to lower the risk of stock price fluctuations, and to comply, at an early date, with the regulation limiting stockholdings that was adopted in FY3/2002.

During FY3/2003, SMBC sold stocks and reduced the balance by approximately 1.1 trillion yen, and also disposed in lump sum unrealized losses on stocks of approximately 1.2 trillion yen by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC complied with the regulation limiting stockholdings at the end of FY3/2003, before the deadline.

As a result, the outstanding balance of taxable write-offs of securities (*2) increased temporarily (from approximately 0.1 trillion yen as of March 31, 1999 to approximately 1.5 trillion yen as of March 31, 2003). Afterwards, despite of the increased amount of the taxable disposal resulting from the reducing the balance of the stocks and securities, taxable write-offs of securities carried out in the past were realized through the sales of the securities stocks.

(2)	Consequently, tax loss carryforwards (*2) amounted to approximately 140 billion yen as of September 30, 2011. No tax loss carryforwards related to corporate taxes have expired in the past.

(*1)	JICPA Auditing Committee Report No.66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”
(*2)	Corresponds to “Temporary differences” in the table on the previous page.

(b) Period for Future Taxable Income to be estimated	5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

			(Billions of yen	)
			Estimates of next 5 years		[Basic Policy]
	Banking profit (before provision for general reserve for possible loan losses)	1	3,814.9		(1)	Estimate when the temporary differences will be reversed
A	Income before income taxes	2	1,998.1		(2)	Conservatively estimate the taxable income before adjustments for the next 5 years
B	Adjustments to taxable income (excluding reversal of temporary differences as of Sep. 30, 2011)	3	275.5			(a)	Rationally make earnings projection for the next five years, based on internal management plans.
C	Taxable income before adjustments (A+B)	4	2,273.6			(b)	Reduce the earnings projection by reasonable amount, reflecting the uncertainty of the projection.
						(c)	Add the necessary adjustments if any.
	Deferred tax assets corresponding to taxable income before adjustments	5	923.8		(3)	Calculate and record the amount of “deferred tax assets” by multiplying effective tax rate and the taxable income before adjustments estimated above.

(Reference) Income of final return (before deducting operating loss carryforwards) for the last 5 years

					(Billions of yen)
	FY3/2007	FY3/2008	FY3/2009	FY3/2010	FY3/2011	1st half FY3/2012
Income of final return (before deducting operating loss carryforwards)	(67.0)	746.7	350.4	615.7	637.8	209.2

(Notes)	1.	(Income of final return before deduction of operating loss carryforwards)
		= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)
	2.	The figures above include amounts arising from “extraordinary factors” that are specified in the Practical Guideline.
		Taxable income has been reported each year when these amounts are excluded.
	3.	This figures for September 30, 2011 were estimated in interim closing.

(Sumitomo Mitsui Financial Group)

24. Earnings Forecast for FY3/2012

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated>			(Billions of yen)
	FY3/2012		FY3/2011
	Forecast	Change	Result
Operating income	180.0	(42.2)	222.2
Operating profit	160.0	(37.7)	197.7
Ordinary profit	150.0	(41.5)	191.5
Net income	150.0	(41.5)	191.5
Dividend per share forecast			(Yen)
	FY3/2012		FY3/2011
	Interim	Annual (Forecast)	Annual Result
Common stock	50	100	100
Type 6 preferred stock			88,500
(Reference)			(Billions of yen)
Total dividend	70.5	141.0	147.2
<Consolidated>			(Billions of yen)
	FY3/2012		FY3/2011
	Forecast	Change	Result
Ordinary income	4,000.0	154.1	3,845.9
Ordinary profit	900.0	74.6	825.4
Net income	500.0	24.1	475.9
(Reference)
Sumitomo Mitsui Banking Corporation
<Non-consolidated>			(Billions of yen)
	FY3/2012		FY3/2011
	Forecast	Change	Result
Gross banking profit	1,520.0	(11.8)	1,531.8
Expenses	(720.0)	(20.8)	(699.2)
Banking profit (before provision for general reserve for possible loan losses)	800.0	(32.6)	832.6
Ordinary profit	640.0	44.3	595.7
Net income	430.0	8.8	421.2

Total credit cost (*)	(60.0)	34.3	(94.3)
(*)	(Provision for general reserve for possible loan losses) + (Credit costs included in Non-recurring gains (losses))
+ (Gains on reversal of reserve for possible loan losses and Recoveries of written-off claims included in Non-recurring gains (losses)
or Extraordinary gains (losses))

(Sumitomo Mitsui Financial Group)

(Reference 1) Medium-term Management Plan and Overview of 1H, FY3/2012 Results

Summary of Medium-term Management Plan (FY3/2012 - FY3/2014)

Basic policy

Become a globally competitive financial services group with the highest trust of our clients and other stakeholders by maximizing our strengths of "Spirit of innovation," "Speed" and "Solution & Execution."

Management plan for coming three years

Strongly support Japan's reconstruction on the financial front

New Medium-term management plan

Management targets

- ✓ Aim for top quality in strategic business areas
- ✓ Establish a solid financial base and corporate infrastructure enough to address the new financial regulations and competitive environment

FY3/2014 Targets*1		
	Core Tier I ratio*2	approx. 8%
	Consolidated net income RORA	approx. 0.8%
	Consolidated overhead ratio	50%-55%
	Overhead ratio	45%-50%
	Overseas banking profit ratio*3	approx. 30%

*1 Consolidated: SMFG consolidated basis; non-consolidated: SMBC non-consolidated basis

*2 SMFG consolidated basis; calculated based on the definition at the full implementation of Basel III in 2019; regulatory adjustments are fully deducted from Common Equity Tier I and excluding unrealized gains

*3 Managerial accounting basis

Financial objectives

Well-balanced and steady improvement of "financial soundness," "profitability" and "growth"

- Achieve sufficient Core Tier I ratio as required for a global player
- Enhance risk-return profile by improving asset quality
- Aim for top-level cost efficiency among global players
- Expand overseas business by capturing growing business opportunities especially in Asia

Profitability
Steady improvement
Financial soundness
Growth

Key initiatives to achieve management and financial targets

Strategic initiatives

Strategic business areas

- Financial Consulting for Individuals
- Solution Providing for Corporations
- Commercial Banking in Emerging Markets, especially in Asia
- Broker-Dealer/ Investment Banking
- Non-asset Business such as Payment & Settlement Services and Asset Management

Growth driver

- Global expansion
- Synergies between SMBC and SMBC Nikko

Corporate base

- Strengthen group-wide management capabilities
- Strengthen a corporate infrastructure to support our global expansion
- Pursue efficient operation

Overview of 1H, FY3/2012 financial results and progress of strategic initiatives

SMFG's consolidated net income increased substantially compared with May 2011 forecast due mainly to SMBC's favorable performance. In strategic initiatives, we have made steady progress: we have reinforced channel network and other frontline organizations in emerging markets, while SMBC Nikko has fully structured its overseas affiliates to accommodate global equity offering of Japanese corporate clients. We also made Cedyna a wholly-owned subsidiary and concluded basic agreement for making Promise a wholly-owned subsidiary.

Overview of 1H, FY3/2012 financial results

(SMBC non-consolidated)

- Gross banking profit — In comparison with the business plan,
  - Marketing units: fairly in line
  - Treasury Unit: exceeded substantially
- Total credit cost — Decreased substantially compared with May 2011 forecast

(SMFG consolidated)

- Net income — Increased substantially compared with May 2011 forecast due mainly to SMBC's favorable performance

<Financial targets in the medium-term management plan>

- Core Tier I ratio — Increased through accumulation of retained earnings
- Consol. net income RORA — Higher than the targeted level
- Overhead ratio — Controlled within targeted levels (on both SMFG consolidated basis and SMBC non-consolidated basis)
- Overseas banking profit ratio - Steadily rising toward the targeted level

Core Tier I ratio (pro forma)	Sep. 30, 11	Mar. 31, 11
Based on the definition at the full implementation of Basel III	slightly more than 7%	slightly less than 6%
(Ref.) Based on the definition at the initial implementation of Basel III	slightly more than 9%	slightly more than 8%

	1H, FY3/12	FY3/11
Consolidated net income RORA	1.2%*4	0.8%
Consolidated overhead ratio	51.2%	52.5%
Overhead ratio	43.3%	45.6%
Overseas banking profit ratio	25.3%*5	23.3%

Progress of strategic initiatives

● Global expansion

- Expanded the channel network and increased overseas staff focusing on Asia
- Enhanced business promotion framework for Japanese corporations in Greater China Area
- Revised organization to serve corporations in emerging countries
- Established "Transaction Business Planning Dept." to devise business plans and strategies for transaction services business

● Synergies between SMBC and SMBC Nikko

- Fully structured for underwriting and sales to accommodate global equity offering of Japanese corporate clients (SMBC Nikko)
- Further strengthened cooperation between SMBC and SMBC Nikko through cross-sell and redeployment of human resources

● Credit card/ Consumer finance business

- Made Cedyna a wholly-owned subsidiary (May 2011)
- Concluded basic agreement for making Promise a wholly-owned subsidiary (Sep. 2011)

	(JPY bn)	1H, FY3/12	Change from May 2011 forecast
(SMBC non-consolidated)	Gross banking profit	819.5	+ 94.5
	Expenses	(354.6)	decreased by 0.4
	<Overhead ratio>	43.3%	(5.7)%
	Banking profit*6	464.9	+ 94.9
	Total credit cost	(2.9)	decreased by 47.1
	Net income	290.6	+ 140.6
(SMFG consolidated)	Net income	313.8	+ 143.8

*4 Annualized *5 Based on the assumption of the medium-term management plan (USD 1 = JPY 85) *6 Before provision for general reserve for possible loan losses

(Sumitomo Mitsui Financial Group)

(Reference 2) Exposure of Securitized Products <Consolidated>
1. Securitized Products	- Managerial accounting basis

(Billions of yen)

	September 30, 2011						March 31, 2011

	Balances (after provisions and write-offs)				Net unrealized gains/losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
		Change from Mar. 2011	Overseas	Change from Mar. 2011		Change from Mar. 2011		Overseas

Cards	2.3	(0.3)	2.3	(0.3)	(0.0)	0.1	2.6	2.6	(0.1)

CLO	0.8	(0.7)	0.8	(0.7)	1.1	(0.1)	1.5	1.5	1.2

CMBS	18.9	6.2	6.9	6.9	0.6	0.5	12.7	—	0.1

RMBS, etc.	0.1	0.0	0.1	0.0	0.1	(0.2)	0.1	0.1	0.3

Total	22.1	5.2	10.1	5.9	1.8	0.3	16.9	4.2	1.5

(Notes)	1.	Balance of sub-prime related products is approx. 0.1 billion yen.
	2.	There is no amount of ABCP.
	3.	Excludes RMBS issued by GSE and Japan Housing Finance Agency and SMBC's exposure to subordinated beneficiaries owned through the securitization of SMBC's loan receivables, etc.
	4.	No loss was recorded on securitized products in the first half of FY3/2012.

2. Transactions with Monoline Insurance Companies

(1) Credit derivatives (Credit Default Swap [“CDS”]) transactions with monoline insurance companies

(Billions of yen)

	September 30, 2011			March 31, 2011		September 30, 2011		March 31, 2011
			Reserve for possible loan losses		Reserve for possible loan losses
	Net exposure	Change from Mar. 2011		Net exposure		Amount of reference assets	Change from Mar. 2011	Amount of reference assets
Exposure to CDS transactions with monoline insurance companies	9.3	6.4	3.0	2.9	0.8	295.9	(25.4)	321.3

(Notes)	1.	Reference assets are rated investment grade or equivalent, and do not include subprime-related assets.
	2.	SMFG recorded loss on those transactions of approx. 2.2 billion yen in the first half of FY3/2012.

(2) Loans and investments guaranteed by monoline insurance companies etc.

(Billions of yen)

	September 30, 2011			March 31, 2011
			Reserve for possible loan losses		Reserve for possible loan losses
	Exposure	Change from Mar. 2011		Exposure
Loans and investments guaranteed or insured by monoline insurance companies	8.3	(1.1)	0.0	9.4	0.0

(Note)	Underlying assets are those of project finance, etc., which are rated investment grade or equivalent, and no subprime-related assets are included.

(Sumitomo Mitsui Financial Group)

3. Leveraged Loans

(Billions of yen)
	September 30, 2011					March 31, 2011

	Loans	Change from Mar. 2011	Undrawn commitments	Change from Mar. 2011	Reserve for possible loan losses	Loans	Undrawn commitments	Reserve for possible loan losses
Europe	141.1	(55.8)	18.0	(5.4)	5.0	196.9	23.4	7.5
Japan	89.7	(93.8)	13.8	(1.7)	2.8	183.5	15.5	12.7
United States	76.7	(0.5)	52.5	(13.6)	7.5	77.2	66.1	11.0
Asia (excluding Japan)	58.6	(6.8)	5.2	(2.5)	–	65.4	7.7	1.0
Total	366.1	(156.9)	89.5	(23.2)	15.3	523.0	112.7	32.2

(Notes) 1. Above figures include the amount to be sold of approx. 4 billion yen.
In the first half of FY3/2012, we sold leveraged loans of approx. 7 billion yen, and loss on the sale amounted to approx. 2 billion yen.
2. Above figures do not include leveraged loans which are included in underlying assets of “1. Securitized Products” shown on page 22.
3. Reserve for possible loan losses do not include general reserve for possible loan losses against normal borrowers.

4. Asset Backed Commercial Paper (ABCP) Programs as Sponsor

We sponsor issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs. Most of the reference assets are high-grade claims of corporate clients and do not include subprime loan related assets.

					(Billions of yen)
	September 30, 2011				March 31, 2011

	Notional amount		Overseas		Notional amount	Overseas
		Change from Mar. 2011		Change from Mar. 2011
Reference assets related to Asset Backed Commercial Paper (ABCP) Programs as Sponsor	420.9	(52.3)	178.5	(16.2)	473.2	194.7

(Reference) In addition, we provide liquidity supports for ABCP programs which are sponsored by other banks.
Total notional amount of reference assets of such programs are approx. 40 billion yen.

5. Others

We have no securities issued by Structured Investment Vehicles.

(Sumitomo Mitsui Financial Group)

(Reference 3) Financial Statements of SMBC

 1. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	September 30, 2011 (A)	September 30, 2010 (B)	Change (A-B)	March 31, 2011 (C)	Change (A-C)
Assets
Cash and due from banks	5,921,393	4,371,328	1,550,065	8,102,186	(2,180,793)
Call loans	269,714	271,290	(1,576)	261,540	8,174
Receivables under resale agreements	166,947	42,152	124,795	96,665	70,282
Receivables under securities borrowing transactions	366,757	985,113	(618,356)	402,928	(36,171)
Bills bought	3,379	30,265	(26,886)	26,580	(23,201)
Monetary claims bought	536,171	509,735	26,436	509,773	26,398
Trading assets	4,107,326	4,572,346	(465,020)	3,623,461	483,865
Money held in trust	8,451	10,241	(1,790)	10,316	(1,865)
Securities	34,815,840	33,436,757	1,379,083	39,853,432	(5,037,592)
Loans and bills discounted	57,048,890	57,392,444	(343,554)	55,237,613	1,811,277
Foreign exchanges	1,066,060	866,496	199,564	1,000,964	65,096
Other assets	2,302,040	2,308,024	(5,984)	1,994,996	307,044
Tangible fixed assets	706,611	706,656	(45)	717,568	(10,957)
Intangible fixed assets	141,762	131,262	10,500	142,321	(559)
Deferred tax assets	298,140	435,749	(137,609)	376,899	(78,759)
Customers’ liabilities for acceptances and guarantees	3,980,133	3,514,376	465,757	3,852,949	127,184
Reserve for possible loan losses	(670,158)	(747,064)	76,906	(711,522)	41,364
Reserve for possible losses on investments	(13,642)	(12,919)	(723)	(13,769)	127
Total assets	111,055,823	108,824,258	2,231,565	115,484,907	(4,429,084)
Liabilities
Deposits	72,935,720	70,257,529	2,678,191	74,036,469	(1,100,749)
Negotiable certificates of deposit	9,263,133	9,201,391	61,742	8,406,816	856,317
Call money	1,366,341	1,841,321	(474,980)	2,272,758	(906,417)
Payables under repurchase agreements	449,938	910,690	(460,752)	503,315	(53,377)
Payables under securities lending transactions	995,390	2,602,018	(1,606,628)	4,760,920	(3,765,530)
Commercial paper	364,808	351,205	13,603	337,120	27,688
Trading liabilities	3,625,324	3,774,112	(148,788)	3,015,835	609,489
Borrowed money	6,426,298	3,121,630	3,304,668	5,952,326	473,972
Foreign exchanges	322,842	280,184	42,658	272,253	50,589
Short-term bonds	37,999	41,999	(4,000)	40,999	(3,000)
Bonds	3,699,434	3,336,711	362,723	3,670,355	29,079
Due to trust account	283,126	187,298	95,828	216,171	66,955
Other liabilities	1,760,262	3,721,975	(1,961,713)	2,521,061	(760,799)
Reserve for employee bonuses	10,549	9,902	647	10,019	530
Reserve for executive bonuses	-	-	-	692	(692)
Reserve for point service program	1,522	1,300	222	1,586	(64)
Reserve for reimbursement of deposits	6,988	8,610	(1,622)	8,872	(1,884)
Deferred tax liabilities for land revaluation	44,959	46,335	(1,376)	45,091	(132)
Acceptances and guarantees	3,980,133	3,514,376	465,757	3,852,949	127,184
Total liabilities	105,574,775	103,208,594	2,366,181	109,925,614	(4,350,839)
Net assets
Capital stock	1,770,996	1,770,996	-	1,770,996	-
Capital surplus	2,481,273	2,473,558	7,715	2,481,273	-
Capital reserve	1,771,043	1,771,043	-	1,771,043	-
Other capital surplus	710,229	702,514	7,715	710,229	-
Retained earnings	1,201,154	993,006	208,148	935,992	265,162
Other retained earnings	1,201,154	993,006	208,148	935,992	265,162
Reserve for losses on overseas investments	-	0	(0)	-	-
Voluntary reserve for retirement allowances	1,656	1,656	-	1,656	-
Voluntary reserve	219,845	219,845	-	219,845	-
Retained earnings brought forward	979,653	771,505	208,148	714,490	265,163
Treasury stock	(210,003)	-	(210,003)	-	(210,003)
Total stockholders’ equity	5,243,421	5,237,561	5,860	5,188,262	55,159

Net unrealized gains (losses) on other securities	59,312	208,756	(149,444)	229,885	(170,573)
Net deferred gains (losses) on hedges	158,055	147,834	10,221	121,109	36,946
Land revaluation excess	20,258	21,511	(1,253)	20,035	223
Total valuation and translation adjustments	237,626	378,102	(140,476)	371,030	(133,404)
Total net assets	5,481,048	5,615,664	(134,616)	5,559,293	(78,245)
Total liabilities and net assets	111,055,823	108,824,258	2,231,565	115,484,907	(4,429,084)

(Note)	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

2. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2011 (A)	Six months ended Sep. 30, 2010 (B)	Change (A-B)	FY3/2011
Ordinary income	1,109,825	1,174,649	(64,824)	2,108,724
Interest income	627,009	644,005	(16,996)	1,259,403
Interest on loans and discounts	459,949	485,030	(25,081)	957,181
Interest and dividends on securities	135,318	128,763	6,555	240,380
Trust fees	678	1,025	(347)	2,299
Fees and commissions	219,876	211,621	8,255	439,770
Trading income	90,881	135,177	(44,296)	151,070
Other operating income	143,289	174,399	(31,110)	218,075
Other income	28,091	8,420	19,671	38,105
Ordinary expenses	712,250	781,696	(69,446)	1,513,020
Interest expenses	140,450	155,774	(15,324)	291,595
Interest on deposits	35,413	42,676	(7,263)	78,517
Fees and commissions payments	71,009	71,940	(931)	137,103
Trading losses	-	-	-	-
Other operating expenses	50,764	99,937	(49,173)	110,177
General and administrative expenses	370,950	364,930	6,020	738,447
Other expenses	79,074	89,114	(10,040)	235,696
Ordinary profit	397,574	392,952	4,622	595,704
Extraordinary gains	2,195	562	1,633	1,863
Extraordinary losses	1,666	3,488	(1,822)	8,728
Income before income taxes	398,103	390,026	8,077	588,839
Income taxes-current	15,209	19,862	(4,653)	42,386
Income taxes-deferred	92,311	18,963	73,348	125,273
Total income taxes	107,520	38,826	68,694	167,659
Net income	290,582	351,199	(60,617)	421,180

(Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

3. Statement of Changes in Net Assets <SMBC Non-consolidated>

Six months ended September 30, 2011	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	714,490	-	5,188,262
Changes in the period
Cash dividends						(25,197)		(25,197)
Net income						290,582		290,582
Purchase of treasury stock							(210,003)	(210,003)
Transfer from land revaluation excess						(222)		(222)
Net changes in the items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	265,162	(210,003)	55,159
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	979,653	(210,003)	5,243,421

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	229,885	121,109	20,035	371,030	5,559,293
Changes in the period
Cash dividends					(25,197)
Net income					290,582
Purchase of treasury stock					(210,003)
Transfer from land revaluation excess					(222)
Net changes in the items other than stockholders’ equity in the period	(170,573)	36,946	222	(133,404)	(133,404)
Net changes in the period	(170,573)	36,946	222	(133,404)	(78,245)
Balance at the end of the period	59,312	158,055	20,258	237,626	5,481,048

(Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

3. Statement of Changes in Net Assets <SMBC Non-consolidated>

Six months ended September 30, 2010	(Millions of yen)

	Capital stock	Capital surplus		Retained earnings				Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	702,514	0	1,656	219,845	482,983	4,949,040
Changes in the period
Cash dividends							(62,702)	(62,702)
Net income							351,199	351,199
Transfer from land revaluation excess							23	23
Net changes in the items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	-	288,521	288,521
Balance at the end of the period	1,770,996	1,771,043	702,514	0	1,656	219,845	771,505	5,237,561

	(Millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments
Balance at the beginning of the period	379,353	48,020	21,535	448,909	5,397,949
Changes in the period
Cash dividends					(62,702)
Net income					351,199
Transfer from land revaluation excess					23
Net changes in the items other than stockholders’ equity in the period	(170,596)	99,814	(23)	(70,806)	(70,806)
Net changes in the period	(170,596)	99,814	(23)	(70,806)	217,714
Balance at the end of the period	208,756	147,834	21,511	378,102	5,615,664

(Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

3. Statement of Changes in Net Assets <SMBC Non-consolidated>

Year ended March 31, 2011	(Millions of yen)

		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings				Total stockholders’ equity
				Reserve for losses on overseas investments	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	702,514	0	1,656	219,845	482,983	4,949,040
Changes in the period
Increase due to share exchange			7,715					7,715
Transfer from reserve for losses on overseas investments				(0)			0	-
Cash dividends							(191,173)	(191,173)
Net income							421,180	421,180
Transfer from land revaluation excess							1,500	1,500
Net changes in the items other than stockholders’ equity in the period
Net changes in the period	-	-	7,715	(0)	-	-	231,506	239,222
Balance at the end of the period	1,770,996	1,771,043	710,229	-	1,656	219,845	714,490	5,188,262

				(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	379,353	48,020	21,535	448,909	5,397,949
Changes in the period
Increase due to share exchange					7,715
Transfer from reserve for losses on overseas investments					-
Cash dividends					(191,173)
Net income					421,180
Transfer from land revaluation excess					1,500
Net changes in the items other than stockholders’ equity in the period	(149,467)	73,088	(1,500)	(77,878)	(77,878)
Net changes in the period	(149,467)	73,088	(1,500)	(77,878)	161,343
Balance at the end of the period	229,885	121,109	20,035	371,030	5,559,293

(Note) Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

(Sumitomo Mitsui Financial Group)

4. Market Value Information on Securities <SMBC Non-consolidated>
[1] Securities
In addition to “Securities” stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought” are included in the amounts below.

(1) Bonds classified as held-to-maturity
			(Millions of yen)
	Type	Sep. 30, 2011
		Balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds whose fair value is above the balance sheet amount	Japanese government bonds	4,278,365	4,340,558	62,192
	Japanese local government bonds	91,565	94,000	2,435
	Japanese corporate bonds	215,353	220,236	4,883
	Subtotal	4,585,284	4,654,795	69,511
Bonds whose fair value is below the balance sheet amount	Japanese government bonds	200,138	199,900	(238)
	Japanese local government bonds	-	-	-
	Japanese corporate bonds	-	-	-
	Subtotal	200,138	199,900	(238)
	Total	4,785,423	4,854,695	69,272

(2) Investments in subsidiaries and affiliates
		(Millions of yen)
		Sep. 30, 2011
		Balance sheet amount	Fair value	Net unrealized gains (losses)
Stocks of subsidiaries		61,661	55,925	(5,735)
Stocks of affiliates		51,222	35,700	(15,522)
Total		112,884	91,625	(21,258)
(Note) Stocks of subsidiaries and affiliates whose fair value is extremely difficult to obtain

		(Millions of yen)
		Balance sheet amount
Stocks of subsidiaries		1,987,005
Stocks of affiliates		101,297
Others		34,069
Total		2,122,372
	These amounts are not included in “Investments of subsidiaries and affiliates” shown above since there are no market prices and it is extremely difficult to determine their fair values.
(3) Other securities
		(Millions of yen)
	Type	Sep. 30, 2011
		Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Securities whose balance sheet amount is above the acquisition cost	Stocks	914,716	562,601	352,115
	Bonds	19,510,343	19,414,882	95,460
	Japanese government bonds	17,034,361	16,997,003	37,358
	Japanese local government bonds	114,409	113,581	827
	Japanese corporate bonds	2,361,572	2,304,298	57,274
	Others	1,666,834	1,625,495	41,339
	Subtotal	22,091,895	21,602,979	488,915
Securities whose balance sheet amount is below the acquisition cost	Stocks	938,988	1,236,618	(297,630)
	Bonds	3,478,424	3,482,933	(4,508)
	Japanese government bonds	3,225,978	3,227,884	(1,906)
	Japanese local government bonds	39,459	39,554	(94)
	Japanese corporate bonds	212,986	215,494	(2,507)
	Others	1,169,802	1,233,669	(63,867)
	Subtotal	5,587,215	5,953,222	(366,007)
	Total	27,679,110	27,556,202	122,908
(Note)	1. Net unrealized gains (losses) on other securities shown above include losses of 1,502 million yen that are recognized in the statement of income by applying fair value hedge accounting.
	2. Securities whose fair value is extremely difficult to determine

		(Millions of yen)
		Balance sheet amount
Stocks		210,034
Others		319,749
Total		529,784
	These amounts are not included in “Other securities” shown above since there are no market prices and it is extremely difficult to determine their fair values.

(Sumitomo Mitsui Financial Group)

(4) Write-down of securities

Other securities with fair value are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered recoverable. The fair value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss for this period. Valuation loss for this period was 56,173 million yen. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Fair value is lower than acquisition cost.
Issuers requiring caution	Fair value is 30% or more lower than acquisition cost.
Normal issuers	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

[2] Money held in trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

				(Millions of yen)
	September 30, 2011
	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
				of which whose balance sheet amount is above the acquisition cost	of which whose balance sheet amount is below the acquisition cost
Other money held in trust	7,069	7,212	(142)	-	(142)

5. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

				(Millions of yen)
	September 30, 2011 (A)	September 30, 2010 (B)	Change (A-B)	March 31, 2011 (C)	Change (A-C)
Loans and bills discounted	235,948	222,090	13,858	237,383	(1,435)
Securities	423,489	418,381	5,108	444,664	(21,175)
Securities held in custody accounts	-	3,069	(3,069)	3,046	(3,046)
Monetary claims	550,754	506,567	44,187	548,973	1,781
Tangible fixed assets	18	25	(7)	22	(4)
Intangible fixed assets	6	15	(9)	7	(1)
Other claims	1,990	2,275	(285)	2,474	(484)
Call loans	95,232	94,352	880	79,427	15,805
Due from banking account	283,126	187,298	95,828	216,171	66,955
Cash and due from banks	43,430	38,569	4,861	43,638	(208)
Others	-	-	-	284	(284)
Total assets	1,633,997	1,472,645	161,352	1,576,094	57,903
Designated money trusts	617,038	582,171	34,867	615,685	1,353
Specified money trusts	236,626	148,154	88,472	176,511	60,115
Money in trusts other than money trusts	220,006	220,018	(12)	220,007	(1)
Security trusts	-	3,226	(3,226)	3,221	(3,221)
Monetary claims trusts	555,078	500,596	54,482	554,703	375
Equipment trusts	49	55	(6)	45	4
Composite trusts	5,197	18,422	(13,225)	5,919	(722)
Total liabilities	1,633,997	1,472,645	161,352	1,576,094	57,903

(Notes)	1. Amounts less than 1 million yen are rounded down.
2. SMBC has no co-operative trusts under other trust bank’s administration.
3. SMBC does not handle any trusts with principal indemnification.

4. Balance of self-declaration of trust, which is not included in the table above, is 57,547 million yen on September 30, 2011, 57,547 million yen on March 31, 2011 and 32,500 million yen on September 30, 2010.